

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-mail
Mark D. Roberson
Chief Executive Officer
PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

> **Re: PokerTek, Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed May 24, 2012**
> **File No. 333-169661**

Dear Mr. Roberson:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to our letter dated May 10, 2012, where you concede that the selling shareholders made sales of the company's common stock pursuant to the registration statement during the time period in which the audited financial statements contained therein were not current. Refer to Sections 5 and 10(a)(3) of the Securities Act. Please revise your disclosure to describe the implications of the apparent violation of Section 5(b) of the Securities Act. In addition to risk factor disclosure, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, and provide appropriate disclosure in Management's Discussion and Analysis.

2. Please revise the registration statement to comply with Item 12 of Form S-1. See also Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Kenneth S. Rose, Esq.
       Morse, Zelnick, Rose & Lander LLP (via E-mail)